UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 19, 2020

MYLAN N.V.

(Exact name of registrant as specified in its charter)

Netherlands	333-199861	98-1493528
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: +44 (0) 1707-853-000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.01	MYL	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.    Other Events

The information herein is being filed to update and supplement the definitive proxy statement on Schedule 14A filed by Mylan N.V. (“Mylan”) with the Securities and Exchange Commission (the “SEC”) on February 13, 2020 (the “Definitive Proxy Statement”), relating to the Extraordinary General Meeting of Shareholders of Mylan to be held on June 30, 2020 in connection with the proposed combination of Mylan and Pfizer Inc.’s Upjohn business (the “Combination”). The information contained in this supplement is incorporated by reference into the Definitive Proxy Statement. All page references in this supplement are to pages of the Definitive Proxy Statement, and all terms used in this supplement, but not otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement.

The following information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. To the extent that information in this supplement differs from or updates information contained in the Definitive Proxy Statement, the information in this supplement shall supersede or supplement such information in the Definitive Proxy Statement.

* * * * *

Supplemental Disclosures Relating to Certain Lawsuits

Beginning in April 2020, Mylan, its directors and certain of its officers were named as defendants in certain lawsuits filed in federal court, including a putative class action, alleging certain federal securities law violations for purportedly failing to disclose or misrepresenting material information in the Definitive Proxy Statement. Four such lawsuits have been filed on behalf of purported shareholders of Mylan: Booth Family Trust v. Mylan N.V., et al. (1:20-cv-02885, S.D.N.Y.); Kent v. Mylan N.V., et al. (1:20-cv-00504, D. Del.); Mandel v. Mylan N.V., et al. (2:20-cv-05027, D. N.J.); and Duvnjak v. Mylan N.V., et al. (1:20-cv-03522, S.D.N.Y.). These lawsuits generally seek various relief including (i) enjoining the defendants from proceeding with consummating or closing the Combination and proceeding with any vote on the Combination unless and until Mylan discloses and disseminates the purportedly material information; (ii) in the event the Combination is consummated, rescinding it and setting it aside or awarding rescissory damages; and (iii) reasonable attorneys and expert fees. Mylan believes that these lawsuits are without merit.

Certain of the information set forth in Sections 1 through 4 below is being included in this supplement solely to moot the allegations contained in such lawsuits and avoid the cost, burden and distraction of having to defend against such lawsuits and is not being included in this document in order to influence any shareholder to make any investment decision with respect to the proposals described in the Definitive Proxy Statement or for any other purpose. While Mylan believes that the plaintiffs’ allegations described above are meritless and does not believe the information set forth in Sections 1 through 4 below is required to be disclosed under applicable law or material to a shareholder’s decision regarding how to vote on the proposals described in the Definitive Proxy Statement, this supplement is being filed to dispose of any litigation relating to the disclosure of such information.

Nothing in Sections 1 through 4 of this supplement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein. To the contrary, Mylan specifically denies all allegations that any additional disclosure was or is required.

1.

The disclosure in the section entitled “The Transactions—Certain Unaudited Prospective Financial Information” on pages 121 through 124 of the Definitive Proxy Statement is hereby amended and restated in its entirety as follows:

Certain Unaudited Prospective Financial Information

Other than the annual financial guidance provided to investors, neither Mylan nor Pfizer as a matter of course publishes projections as to the future performance, earnings or other results of their respective businesses due to, among other reasons, the uncertainty of the underlying assumptions and estimates. Each of Mylan management and management of Pfizer and the Upjohn Business, however, prepared and provided certain non-public, unaudited internal financial projections regarding Mylan and the Upjohn Business to its respective board of directors in connection with its evaluation of the Combination, as well as on a confidential basis in the due diligence process to (i) its respective financial advisors and (ii) the other party and its respective financial advisors. The summaries of such financial projections in this document are presented solely to provide you with access to certain non-public information that was made available to each party, their respective boards of directors and advisors in connection with the parties’ respective evaluations of the Combination. Such information may not be appropriate for other purposes, and is not intended to influence any shareholder to make any investment decision with respect to the transactions or for any other purpose.

In connection with the Mylan Board’s consideration of the transactions and Mylan’s ongoing strategic review, Mylan management prepared certain non-public, unaudited financial forecasts for Mylan on a standalone basis for fiscal years 2020 through 2023 regarding Mylan’s revenue and adjusted EBITDA (collectively, the “Mylan Financial Forecasts”) as well as unlevered free cash flow for fiscal years 2020 through 2023 and such forecasts were extrapolated for fiscal year 2024 (such unlevered free cash flow for fiscal years 2020 through 2023 and forecasts for fiscal year 2024, together with the Mylan Financial Forecasts, the “Mylan Financial Projections”). In addition, in connection with the Mylan Board’s consideration of the transactions, the Mylan Board was provided by Mylan management with certain non-public, unaudited financial forecasts for the Upjohn Business on a standalone basis for fiscal years 2020 through 2024 regarding the Upjohn Business’s revenue, adjusted EBITDA and projected unlevered free cash flow (the “Upjohn Business Financial Projections” and, together with the Mylan Financial Projections, the “Financial Projections”). Management of Pfizer and the Upjohn Business prepared the Upjohn Business Financial Projections, with the exception of projected unlevered free cash flow.

Mylan management provided the Financial Projections to its financial advisors, Centerview and PJT Partners, for their use and reliance in connection with their respective financial analyses and opinions described above under “ —Opinions of Mylan’s Financial Advisors”. The Mylan Financial Forecasts were also provided to Pfizer and its financial advisors in connection with the transactions. In addition, the Mylan Board and Mylan’s financial advisors were provided with an estimate of certain cost savings and operating synergies expected to result from the transactions projected by management of each of Mylan, Pfizer and Upjohn, of approximately $1 billion of annual cost synergies expected to be realized by 2023. These cost synergies were expected to be derived from estimates of cost savings in several areas, including sales and marketing, general and administrative and cost of goods sold. None of such estimated cost synergies are reflected in the Financial Projections since the Financial Projections are unaudited financial forecasts for each of Mylan and the Upjohn Business on a standalone basis.

The Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to financial projections. The Financial Projections were, in general, prepared and adjusted solely for internal use and are subjective in many respects and thus subject to interpretation. Each of Mylan management and management of Pfizer and the Upjohn Business believes that the assumptions used as a basis for those Financial Projections prepared by them, as applicable, were reasonable based on the information available to Mylan management and management of Pfizer and the Upjohn Business, as applicable, at the time such projections were prepared. However, this information is not fact and should not be relied upon in any way as necessarily indicative of actual future results, and readers of this document are cautioned not to place undue reliance on any such information.

Neither Mylan’s independent auditors, Pfizer’s independent auditors, the independent auditors of the Upjohn Business, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Financial Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Financial Projections.

The reports of Mylan’s independent registered public accounting firm incorporated by reference in this document relate to Mylan’s historical financial information. The reports of the Upjohn Business’s independent registered public accounting firm included in this document relate to Upjohn’s historical combined financial information. None of those reports extend to any of the Financial Projections and should not be read to do so. The summary of the Financial Projections is not being included in this document to influence the decision of any Mylan shareholders whether to approve any of the Proposals, but is being included because the information was among the factors considered by the Mylan Board in evaluating the transactions and was provided to Mylan’s financial advisors for their use and reliance in connection with their respective financial analyses and opinions.

While the Financial Projections were prepared in good faith by Mylan management and management of Pfizer and the Upjohn Business, as applicable, the Financial Projections were based on information available at the time that the Financial Projections were prepared as well as numerous variables and assumptions that are inherently uncertain, many of which are beyond the control of management of Mylan, Pfizer and the Upjohn Business and, upon consummation of the Combination, beyond the control of the combined business. Important factors that may affect actual results and cause the Financial Projections not to be achieved, or that may change the underlying variables and assumptions on which the Financial Projections were based and cause the Financial Projections to be different if prepared at a later date, include, but are not limited to, risks and uncertainties relating to the Mylan business and the Upjohn Business (including each of Mylan’s and Newco’s ability to achieve strategic goals, objectives and targets, including achievement of cost synergies, and the potential impacts of regulatory developments in the jurisdictions in which the businesses operate such as downward pricing pressures in China, including in connection with the implementation of volume-based tendering in a manner not reflected in the Financial Projections), industry performance, foreign exchange rates, the regulatory environment and general business and economic conditions, in each case that are different from those anticipated within the Financial Projections, as well as other factors described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”. Even if such variables and assumptions prove to be correct, any delay in timing could cause future results to differ materially from projected amounts. In addition, the Financial Projections were developed without giving effect to the transactions and therefore do not reflect, among other things, any costs incurred in connection with the transactions, any costs that may be incurred in connection with taking action to obtain regulatory approval for the transactions, any changes to strategy or operations of the Upjohn Business or Mylan’s businesses that may be implemented as a result of the transactions or the effect of any failure to complete the transactions. The Financial Projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Financial Projections. Accordingly, there can be no assurance that any aspect of the Financial Projections will be realized.

The inclusion of the Financial Projections in this document should not be regarded as an indication that any of Mylan, Newco, Pfizer or their respective affiliates, advisors or other representatives considered that any information contained in those Financial Projections are necessarily indicative of actual future events, and nothing in them should be relied upon as such. Although the Financial Projections are presented with numerical specificity, they are forward-looking statements that involve inherent risks and uncertainties. Further, the Financial Projections cover multiple years and such information by its nature becomes less reliable with each successive year. Further, the inclusion of the Financial Projections does not constitute an admission or representation by Mylan, Pfizer or Newco that this information is material. None of Mylan, Newco or Pfizer or their respective affiliates, officers, directors, partners, advisors or other representatives can give any assurance that actual results will not differ from the Financial Projections, and none of them has updated or undertakes any obligation, except as required by law, to update or otherwise revise or reconcile them to reflect circumstances existing after the date on which they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

None of Mylan, Newco or Pfizer or any of their respective affiliates, officers, directors, partners, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder regarding Newco’s or Mylan’s ultimate performance compared to the information contained in the Financial Projections or that forecasted results will be achieved. None of Mylan, Newco or Pfizer has made any representation in the Business Combination Agreement, Separation and Distribution Agreement or otherwise, concerning the Financial Projections.

Upjohn Business Financial Projections

A summary of the Upjohn Business Financial Projections is set forth below and is subject to the important qualifications, limitations and cautionary considerations described above:

	Fiscal Year Ending December,
	2020E	2021E	2022E	2023E	2024E
	(in millions)
Revenue	$7,829	$7,878	$7,912	$7,970	$8,019
Adjusted EBITDA	$4,070	$4,153	$4,181	$4,225	$4,295
Adjusted EBIT	$3,783	$3,966	$4,002	$4,052	$4,131
(Less): Taxes(1)	(681)	(714)	(720)	(729)	(744)
Plus: Depreciation and Amortization	287	187	180	173	164
(Less): Capital Expenditure	(170)	(104)	(102)	(99)	(97)
(Less): Change in Net Working Capital	(53)	(12)	(8)	(14)	(12)
Unlevered Free Cash Flow	$3,166	$3,322	$3,351	$3,382	$3,442

(1)	Assuming an 18% tax rate.

Mylan Financial Projections

A summary of the Mylan Financial Projections is set forth below and is subject to the important qualifications, limitations and cautionary considerations described above:

	Fiscal Year Ending December,
	2020E	2021E	2022E	2023E	2024E(1)
	(in millions)
Revenue	$12,231	$12,656	$13,304	$14,196	$14,919
Adjusted EBITDA	$3,671	$3,869	$4,084	$4,463	$4,673
Adjusted EBIT	$3,330	$3,528	$3,743	$4,121	$4,331
(Less): Taxes(2)	(643)	(681)	(722)	(795)	(836)
Plus: Depreciation and Amortization	255	255	255	255	255
(Less): Change in Net Working Capital	(73)	(107)	(120)	(176)	(143)
(Less): All Other Items(3)	(277)	(268)	(100)	(100)	(100)
(Less): Capital Expenditure	(350)	(350)	(350)	(350)	(350)
(Less): Business Development	(164)	—	—	—	—
(Less): Milestones	(50)	(50)	(50)	(50)	(50)
Unlevered Free Cash Flow	$2,028	$2,327	$2,656	$2,905	$3,107

(1)	Fiscal year 2024 figures are based on extrapolations of the Mylan Financial Forecasts and unlevered free cash flow of Mylan for fiscal years 2020 through 2023.
(2)	Assuming a 19.3% tax rate.
(3)	All Other Items are estimated one-time cash costs.

Adding the Mylan Financial Projections and the Upjohn Business Financial Projections together would not necessarily represent the results the combined company will achieve if the transactions are completed and does not represent forward-looking financial information for the combined company.

Certain portions of the Financial Projections, including adjusted EBITDA and unlevered free cash flow, may be considered non-U.S. GAAP financial measures. Investors and other readers should consider non-U.S. GAAP financial measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. Additionally, since the non-U.S. GAAP financial measures are not determined in accordance with U.S. GAAP, the non-U.S. GAAP financial measures have no standardized meaning across companies, or as prescribed by U.S. GAAP and, therefore, may not be comparable to the calculation of similar measures or measures with the same title used by other companies.

2.

The disclosure on pages 117 through 118 of the Definitive Proxy Statement in the section entitled “The Transactions—Opinions of Mylan’s Financial Advisors—Summary of the Financial Analyses of Mylan’s Financial Advisors” is hereby supplemented by amending and restating the final paragraph beginning on page 117 and ending on page 118 as follows:

Using publicly available information obtained from regulatory filings and other data sources as of July 22, 2019, Mylan’s financial advisors calculated, for each selected company, among other things, aggregate enterprise values (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units, as applicable) plus the book value of debt, plus minority interests, less cash and cash equivalents and equity method investments) as a multiple of the NTM estimated EBITDA. Mylan’s financial advisors computed the EV/NTM estimated EBITDA multiples for the selected companies set forth in the table below:

EV/NTM Estimated EBITDA
Selected Global Companies	10.4x (mean)
Teva Pharmaceutical Industries Ltd.	7.7x
Sun Pharmaceutical Industries Ltd.	13.4x
Hikma Pharmaceuticals Plc.	10.0x
Selected U.S. Generics Companies	8.0x (mean)
Perrigo Company Plc.	10.3x
Endo International Plc.	6.2x
Amneal Pharmaceuticals, Inc.	7.4x
Selected Companies – Europe	8.8x (mean)
Ipsen S.A.	11.5x
H. Lundbeck A/S	7.8x
Gedeon Richter Plc.	7.2x
Selected Companies – Rest of World	10.1x (mean)
Aspen Pharmacare Holdings Limited	8.7x
Dr. Reddy’s Laboratories Limited	11.4x
Cipla Limited	11.7x
Aurobindo Pharma Limited	7.6x
Lupin Limited	10.9x

3.

The disclosure on pages 118 through 119 of the Definitive Proxy Statement in the section entitled “The Transactions—Opinions of Mylan’s Financial Advisors—Summary of the Financial Analyses of Mylan’s Financial Advisors” is hereby supplemented by amending and restating the final paragraph on page 118, the first full paragraph on page 119, and the table that immediately follows as follows:

In performing these analyses, Mylan’s financial advisors calculated the estimated present value of the standalone unlevered after-tax free cash flows that Mylan and the Upjohn Business were forecasted to generate during the year ending December 31, 2020 through the year ending December 31, 2024. Financial data of Mylan was based on the Mylan Financial Projections, and financial data of the Upjohn Business was based on the Upjohn Business Financial Projections. The terminal value of each of Mylan and the Upjohn Business at the end of the forecast period was estimated by applying a range of exit multiples of 6.5x to 7.5x to estimated EBITDA for each of Mylan and the Upjohn Business on a stand-alone basis for their respective terminal years, derived from the Mylan Financial Projections and the Upjohn Business Financial Projections. The range of exit multiples was estimated by Mylan’s financial advisors utilizing their professional judgment and experience, taking into account the relevant company and, among other matters, the Mylan Financial Projections, the Upjohn Business Financial Projections and the implied perpetuity growth rates, which ranged from 0.4% to (2.7)% for Mylan and from (0.9)% to (4.1)% for the Upjohn Business. The cash flows and terminal values were then discounted to present value (as of December 31, 2019) using a range of discount rates of 8.0% to 10.0% for each of Mylan and the Upjohn Business. The range of discount rates was determined based on Mylan’s financial advisors’ analyses of Mylan’s and the Upjohn Business’s respective weighted average cost of capital, which was calculated by taking into consideration Mylan’s and the Upjohn Business’s respective cost of equity (using the capital asset pricing model, which is a financial valuation method that takes into account, among other things, the risk-free interest rate, the rate of return in equity markets generally and a company’s risk relative to the overall market) and cost of debt, and based on considerations that Mylan’s financial advisors’ deemed relevant utilizing their professional judgment and experience.

Based on these analyses, Mylan’s financial advisors calculated a range of approximate implied enterprise values for Mylan and the Upjohn Business. Mylan’s financial advisors then calculated the mid-point of the implied equity values for each of Mylan and the Upjohn Business to derive an implied pro forma equity ownership split under various assumptions regarding the allocation of Synergies, including a scenario in which the Synergies were not allocated to either Mylan or the Upjohn Business, and compared those percentages to Mylan’s pro forma ownership at the Exchange Ratio provided for in the Business Combination Agreement of 43%. For purposes of this analysis, Mylan’s financial advisors were directed by Mylan management to assume that there would be approximately $1 billion of Synergies achieved by 2023. The results of this analysis were as follows:

	Synergy Allocation to Mylan					No Synergy Allocation
	0%	25%	50%	75%	100%
Implied Mylan Shareholder Equity Ownership	42%	45%	48%	51%	54%	47%

4.

The disclosure on page 121 of the Definitive Proxy Statement in the section entitled “The Transactions—Opinions of Mylan’s Financial Advisors—Miscellaneous—PJT Partners LP” is hereby supplemented by amending and restating the fourth full paragraph on the page as follows:

During the two years preceding the date of its written opinion, PJT Partners and certain of its affiliates are advising or have advised (i) Mylan in connection with general corporate governance and shareholder engagement matters unrelated to the transactions through PJT Camberview, a business PJT Partners acquired as of October 1, 2018, for which PJT Partners, including as successor in interest to CamberView Partners, LLC, has received fees of less than $1.5 million; and (ii) Pfizer in connection with general corporate governance and shareholder engagement matters unrelated to Mylan or the transactions, through PJT Camberview, for which PJT Partners, including as successor in interest to CamberView Partners, LLC, has received fees of less than $1.0 million, and expects to receive additional similar fees in the future.

* * * * *

Other Supplemental Disclosures

5.

The disclosure in the section entitled “The Transactions—Regulatory Approvals Related to the Combination” on pages 139 through 141 of the Definitive Proxy Statement is hereby amended and restated in its entirety as follows:

Regulatory Approvals Related to the Combination

U.S. Antitrust

Under the HSR Act and related rules, the Combination may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division, and all statutory waiting period requirements have been satisfied. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. The parties may also choose to voluntarily restart the initial 30-day waiting period by following certain prescribed procedures. After the expiration of the initial waiting period (or the restarted initial waiting period), the Antitrust Division or the FTC may issue a Request for Additional Information and Documentary Material, which is referred to in this document as a “Second Request.” If a Second Request is issued, the parties may not complete the merger until they substantially comply with the Second Request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier. Each of Pfizer and Mylan filed its Notification and Report form with respect to the Combination on September 6, 2019. On October 7, 2019, Pfizer and Mylan each received a Second Request from the FTC relating to the Combination. The effect of these requests, which were issued under the HSR Act, is to extend the waiting period imposed by the HSR Act until 30 days after Pfizer and Mylan have certified substantial compliance with the requests, unless the period is extended voluntarily by the parties or terminated earlier by the FTC. Due to circumstances surrounding the COVID-19 pandemic, the waiting period was further extended by the parties and the FTC on April 28, 2020.

Foreign Regulatory Approvals

Pfizer and Mylan are also required to obtain antitrust clearance from a number of antitrust authorities outside the United States as condition precedent to the Combination (collectively, the “Required

Jurisdictions”): the Australian Competition and Consumer Commission, the Brazilian Administrative Council of Economic Defense, the Canadian Competition Bureau, the State Administration for Market Regulation in China, the European Commission, the Competition Commission of India, the Japan Fair Trade Commission, the Mexican Federal Economic Competition Commission, the Philippine Competition Commission, the Federal Antimonopoly Service of Russia, the Competition Commission of South Africa and the Turkish Competition Authority, or to observe the applicable statutory waiting period in each of those jurisdictions. Under the Business Combination Agreement, Pfizer and Mylan may add additional jurisdictions to the list of Required Jurisdictions by mutual written agreement before the closing of the Combination.

•

The parties filed the required notification form with the Philippine Competition Commission on August 28, 2019. On September 26, 2019, the authority informed the parties that the thresholds for a mandatory antitrust approval are not met and on September 27, 2019 the Parties withdrew the notification form. The Parties have agreed that the September 26, 2019 letter from the Philippine Competition Commission is sufficient to satisfy any closing conditions related to securing antitrust approval in the Philippines.

•

The parties filed the required notification form with the Chinese State Administration for Market Regulation on September 17, 2019. On January 16, 2020, the Chinese State Administration for Market Regulation granted clearance of the Combination.

•

The parties filed the required notification with the Brazilian Administrative Council of Economic Defense on October 7, 2019. On January 21, 2020, the Brazilian Administrative Council of Economic Defense granted clearance of the Combination, effective as of February 7, 2020.

•

The parties filed the required merger control filing with the Federal Antimonopoly Service of Russia on October 21, 2019. On November 15, 2019, the Federal Antimonopoly Service of Russia granted clearance of the Combination.

•	The parties filed the required notification form with the Australian Competition and Consumer Commission on November 1, 2019. Review is pending.

•

The parties filed the required notification form with the Turkish Competition Authority on November 8, 2019. On February 20, 2020, the Turkish Competition Authority granted clearance of the Combination.

•

The parties filed the required notification form with the Mexican Federal Economic Competition Commission on January 7, 2020. On March 19, 2020, the Mexican Federal Economic Competition Commission granted clearance of the Combination.

•	The parties filed the required notification form with the Canadian Competition Bureau on January 10, 2020. On February 12, 2020, the Canadian Competition Bureau granted clearance of the Combination.

•

The parties filed the required merger control filing with the Competition Commission of India on January 27, 2020. On March 23, 2020, the Competition Commission of India granted clearance of the Combination.

•

The parties filed the required merger control filing with the Competition Commission of South Africa on January 27, 2020. On March 24, 2020, the Competition Commission of South Africa granted clearance of the Combination.

•

The parties filed the required notification form with the European Commission on February 28, 2020. On April 22, 2020, the European Commission granted clearance of the Combination, conditioned upon the sale of certain of Mylan’s products in Europe.

•	The parties filed the required notification form with the Japan Fair Trade Commission on May 1, 2020. On May 26, 2020, the Japan Fair Trade Commission granted clearance of the Combination.

In addition to the Required Jurisdictions, Pfizer and Mylan are seeking antitrust clearance from the Competition Authority of Botswana, the Superintendence of Industry and Commerce in Colombia, COMESA (Common Market for Eastern and Southern Africa) Competition Commission, the Namibian Competition Commission, the Serbian Commission for Protection of Competition, the General Authority for Competition of the Kingdom of Saudi Arabia, the Taiwanese Competition Commission, the Anti-Monopoly Committee of Ukraine and the New Zealand Commerce Commission.

•	The parties filed the required notification form with the Serbian Commission for Protection of Competition on August 13, 2019. The parties received an unconditional clearance on September 27, 2019.

•

The parties filed a courtesy letter with the COMESA Competition Commission on August 28, 2019 and filed the required notification form with the COMESA Competition Commission on February 21, 2020. On June 8, 2020, the COMESA Competition Commission granted clearance of the Combination.

•

The parties filed the required notification form with the Taiwanese Competition Commission on November 7, 2019. On May 27, 2020, the Taiwanese Competition Commission granted clearance of the Combination, effective as of June 4, 2020.

•

The parties filed the required notification form with the Superintendence of Industry and Commerce in Colombia on December 4, 2019. On December 9, 2019, the Superintendence of Industry and Commerce in Colombia granted clearance of the Combination.

•

The parties provided draft clearance documentation to the New Zealand Commerce Commission on November 4, 2019 and subsequently filed the required notification form with the New Zealand Commerce Commission on December 10, 2019. Review is pending.

•

The parties filed the required notification form with the Anti-Monopoly Committee of Ukraine on December 18, 2019. On January 30, 2020, the Anti-Monopoly Committee of Ukraine granted clearance of the Combination.

•

The parties filed the required notification form with the Competition Authority of Botswana on February 10, 2020. On March 13, 2020, the Competition Authority of Botswana granted clearance of the Combination.

•

The parties filed the Initial Application with the General Authority for Competition of the Kingdom of Saudi Arabia on January 23, 2020. On April 19, 2020, the General Authority for Competition of the Kingdom of Saudi Arabia granted clearance of the Combination.

•	The parties filed the required notification form with the Namibian Competition Commission on February 14, 2020. Review is pending.

Under the Business Combination Agreement, Mylan, Pfizer, Newco and their respective subsidiaries, as applicable, have agreed to use their reasonable best efforts to take all actions necessary, proper or advisable under the Business Combination Agreement and applicable laws to consummate the Combination and the other transactions contemplated by the Transaction Documents as soon as practicable after the date of the Business Combination Agreement. In addition, each of the parties has agreed to take, or cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, national security or trade regulation law that may be asserted by any governmental authority with respect to the Combination or any of the transactions contemplated by the Transaction Documents, so as to enable closing to occur as soon as reasonably possible, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Newco or Mylan or their respective subsidiaries, as applicable, or otherwise taking or committing to take actions that limit Newco or Mylan or their respective subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Newco or Mylan, in each case, as necessary to obtain such regulatory approvals.

In order to consummate the Combination, the parties may take a variety of actions to obtain such regulatory approvals, including determining to divest assets or not transfer assets from Pfizer or Mylan that otherwise would have been transferred to Newco. Such actions could also include agreeing to conditions, restrictions or other modifications to the nature and scope of assets or operations that will constitute the Upjohn Business or the business of the combined company following the Combination. For example, the clearance granted from the European Commission on April 22, 2020 is conditioned upon the sale of certain of Mylan’s products in Europe, and certain regulatory authorities in other jurisdictions may require divestitures of branded and/or generic products in such jurisdictions. In addition, the parties could, among other things, determine not to transfer certain products, businesses and/or assets to Newco which are currently included within the Upjohn Business. There is no assurance that fair market value will be obtained in exchange for any divestitures or other actions taken in connection with obtaining regulatory approvals. The parties currently do not expect that the aggregate amount of revenue associated with assets or businesses divested or otherwise not transferred to Newco will be material to the combined company’s total revenue; however, actual results may differ materially from the parties’ current expectations and no assurance can be given as to the nature, scope, timing or terms and conditions of such divestitures or modifications. In addition, regulatory approvals may take longer than expected or may impose conditions, restrictions or other modifications that could have an adverse effect on Newco following the Combination, or otherwise reduce the anticipated benefits of the Combination.

6.

The disclosure on page 196 of the Definitive Proxy Statement in the section entitled “The Transactions—Additional Transaction Agreements—Specified Purchase Agreement” is hereby supplemented by (i) amending and restating the first two sentences of the first full paragraph on the page as set forth in the first paragraph below and (ii) adding the second paragraph set forth below as the last paragraph of such section:

In connection with the Separation and Distribution Agreement and the Business Combination Agreement, Pfizer, Newco and Mylan previously agreed to conduct due diligence and negotiate a purchase agreement (the “Specified Purchase Agreement”) pursuant to which Pfizer would transfer its Meridian Medical Technologies business (the “Meridian Business”) to Newco. The Meridian Business primarily manufactures, markets and distributes medical auto-injectors and other medical devices and products, which include ATNAA (Antidote Treatment Nerve Agent Auto-Injector) and DuoDote®, among others. The Meridian Business is also Mylan’s supplier of EpiPen Auto-Injectors pursuant to an agreement with Mylan for the manufacture and supply of Epi-Pen Auto-Injectors commercialized by Mylan that expires on December 31, 2020.

The parties continue to discuss potential arrangements with respect to the Meridian Business, including the Meridian Business continuing to supply EpiPen Auto-Injectors to Mylan (and thereafter Newco).

Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan, which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-

looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the coronavirus pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Newco’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, which includes an information statement (the “Form 10”), which has been filed by Newco with the SEC on June 12, 2020 and has not yet been declared effective, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and the prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Newco following the completion of the proposed transaction may be found in the Form 10, the Form S-4, the Proxy Statement and the Prospectus, and Pfizer’s Current Report on Form 8-K filed with the SEC on February 28, 2020. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020, as supplemented by its supplement to proxy statement filed with the SEC on April 7, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020, and its definitive proxy statement relating to its 2020 Annual General Meeting filed with the SEC on June 8, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

Date: June 19, 2020	By:	/s/ Kenneth S. Parks
Kenneth S. Parks Chief Financial Officer